SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*


                                  MOD-PAC CORP.
             -------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   607495108
                 ----------------------------------------------
                                 (CUSIP Number)


                              Osmium Partners, LLC
                          388 Market Street, Suite 920
                             San Francisco, CA 94111
                            Attention: John H. Lewis
                            Telephone: (415) 362-4485
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 29, 2006
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                                Page 1 of 8 pages

CUSIP No.:  607495108
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John H. Lewis
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
NUMBER OF                    7    SOLE VOTING POWER           0
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8    SHARED VOTING POWER         336,259
OWNED BY                     ---------------------------------------------------
EACH                         9    SOLE DISPOSITIVE POWER      0
REPORTING                    ---------------------------------------------------
PERSON WITH                  10   SHARED DISPOSITIVE POWER    336,259
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     336,259
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                               Page 2 of 8 pages

CUSIP No.:  607495108
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Osmium Partners, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF                    7    SOLE VOTING POWER           0
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8    SHARED VOTING POWER         336,259
OWNED BY                     ---------------------------------------------------
EACH                         9    SOLE DISPOSITIVE POWER      0
REPORTING                    ---------------------------------------------------
PERSON WITH                  10   SHARED DISPOSITIVE POWER    336,259
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     336,259
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

                               Page 3 of 8 pages

CUSIP No.:  607495108
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Osmium Capital, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF                    7    SOLE VOTING POWER           0
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8    SHARED VOTING POWER         324,486
OWNED BY                     ---------------------------------------------------
EACH                         9    SOLE DISPOSITIVE POWER      0
REPORTING                    ---------------------------------------------------
PERSON WITH                  10   SHARED DISPOSITIVE POWER    324,486
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     324,486
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                               Page 4 of 8 pages

CUSIP No.:  607495108
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Osmium Spartan, LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
NUMBER OF                    7    SOLE VOTING POWER           0
SHARES                       ---------------------------------------------------
BENEFICIALLY                 8    SHARED VOTING POWER         9,600
OWNED BY                     ---------------------------------------------------
EACH                         9    SOLE DISPOSITIVE POWER      0
REPORTING                    ---------------------------------------------------
PERSON WITH                  10   SHARED DISPOSITIVE POWER    9,600
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,600
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                               Page 5 of 8 pages

                                Explanatory Note

This Amendment No. 1 ("Amendment No. 1") amends the Statement on Schedule 13D filed on August 17, 2006 (the "Original Schedule 13D") by and on behalf of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, Osmium Partners, LLC and John H. Lewis. On December 29, 2006, in connection with an internal reorganization, Osmium Capital II, LP transferred all of its assets to Osmium Capital, LP, including 79,868 shares of Common Stock for $11.00 per share. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed thereto in the Original Schedule 13D. Items 2 and 5 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this statement on
Schedule 13D (the "Reporting Persons") are:

         -Osmium Capital, LP, a Delaware limited partnership ("Fund I");

         -Osmium Spartan, LP, a Delaware limited partnership ("Fund II");

         -Osmium Partners, LLC, a Delaware limited liability company ("Osmium Partners"); and

         -John H. Lewis, a United States Citizen ("Lewis").

         Osmium Partners serves as the general partner of Fund I and Fund II. Mr. Lewis is the managing member of Osmium Partners.

         Osmium Partners and Mr. Lewis may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by Fund I and Fund II.

         The principal business of each of Fund I and Fund II is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account.

         The principal business of Osmium Partners is providing investment management services and serving as the general partner of Fund I and Fund II. Osmium Partners also manages other accounts on a discretionary basis (the "Accounts").

         Mr. Lewis' principal occupation is serving as the managing member of Osmium Partners.

         (d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  Interest in Securities of the Issuer.

         (a)      The Reporting Persons beneficially own:

                  (i) Fund I beneficially owns 324,486 shares of Common Stock representing 11.8% of all of the outstanding shares of Common Stock.

                  (ii) Fund II beneficially owns 9,600 shares of Common Stock representing 0.3% of all of the outstanding shares of Common Stock.

                               Page 6 of 8 pages

                  (iii) The Accounts own 2,173 shares of Common Stock representing less than 0.1% of all of the outstanding shares of Common Stock.

                  (iv) Osmium Partners, as the general partner of Fund I and Fund II and as the investment manager of the Accounts, may be deemed to beneficially own the 336,259 shares of Common Stock held by them, representing 12.2% of all of the outstanding shares of Common Stock.

                  (v) Mr. Lewis may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Osmium Partners.

                  (vi) Collectively, the Reporting Persons beneficially own 336,259 shares of Common Stock representing 12.2% of all of the outstanding shares of Common Stock.

                  Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person.

                  The percentages set forth in this response are based on the 2,749,375 shares of Common Stock outstanding as of October 30, 2006, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.

         (b) Osmium Partners, Fund I and Mr. Lewis have shared power to vote or direct the vote of and to dispose or direct the disposition of the 324,486 shares of Common Stock held by Fund I.

         Osmium Partners, Fund II and Mr. Lewis have shared power to vote or direct the vote of and to dispose or direct the disposition of the 9,600 shares of Common Stock held by Fund II.

         Osmium Partners and Mr. Lewis have shared power to vote or direct the vote of and to dispose or direct the disposition of the 2,173 shares of Common Stock held by the Accounts.

         (c) Except as described in the Explanatory Note, no transactions in the Common Stock were effected by the Reporting Persons in the last sixty
(60) days.

         (d)      Not applicable.

         (e)      Not applicable.


                               Page 7 of 8 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Amendment No. 1 is true, complete and correct.

Dated:  January 10, 2007

         /s/ JOHN H. LEWIS
         -----------------------------------------
         John H. Lewis


         Osmium Partners, LLC

         By: /s/ JOHN H. LEWIS
             -------------------------------------
             John H. Lewis, Managing Member


         Osmium Capital, LP
         By: Osmium Partners, LLC, its general partner

         By: /s/ JOHN H. LEWIS
             -------------------------------------
             John H. Lewis, Managing Member


         Osmium Spartan, LP
         By: Osmium Partners, LLC, its general partner

         By: /s/ JOHN H. LEWIS
             -------------------------------------
             John H. Lewis, Managing Member



                               Page 8 of 8 pages